Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LifeSci Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53228P208

(CUSIP Number)

March 6, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 53228P208	13G	Page 2 of 9 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 500,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 6.7%
12	type of reporting person pN

Page 2 of 9 pages

CUSIP No. 53228P208	13G	Page 3 of 9 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 500,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 6.7%
12	type of reporting person oo

Page 3 of 9 pages

CUSIP No. 53228P208	13G	Page 4 of 9 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) KEVIN TANG
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 500,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 6.7%
12	type of reporting person IN

Page 4 of 9 pages

Item 1(a).	Name of Issuer:

LifeSci Acquisition Corp., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

250 W. 55th St., #3401, New York, NY 10019

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	The CUSIP number for the Units, which include Common Stock and warrants, is 53228P208.

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

The Common Stock reported herein is held in the form of units (the “Units”). Each Unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase one-half of one share of Common Stock. Each warrant will become exercisable on the later of one year from the closing of this offering or the consummation of an initial business combination (the “Initial Business Combination”), as described in more detail in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 9, 2020 (the “Prospectus”), and will expire five years after the completion of an Initial Business Combination, or earlier upon redemption. Each Unit has been reported herein as representing the beneficial ownership of one share of Common Stock. In accordance with Rule 13d-3(d)(1), the warrants are not included in the beneficial ownership reported herein.

Tang Capital Partners. Tang Capital Partners is the beneficial owner of 500,000 shares of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Page 5 of 9 pages

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

Kevin Tang. Kevin Tang, as manager of Tang Capital Management, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

The percentages used herein are based on 7,500,000 shares of Common Stock outstanding reported to be issued and outstanding in the Prospectus after giving effect to the completion of the offering as described therein.

(b)	Percent of Class:

Tang Capital Partners	6.7%
Tang Capital Management	6.7%
Kevin Tang	6.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	500,000 shares
Tang Capital Management	500,000 shares
Kevin Tang	500,000 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	500,000 shares
Tang Capital Management	500,000 shares
Kevin Tang	500,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Page 6 of 9 pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 16, 2020

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 8 of 9 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of LifeSci Acquisition Corp. and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: March 16, 2020	TANG CAPITAL PARTNERS, LP
	By:	Tang Capital Management, LLC
	Its:	General Partner

	By:	/s/ Kevin Tang
		Name:	Kevin Tang
		Title:	Manager

TANG CAPITAL MANAGEMENT, LLC
	By:	/s/ Kevin Tang
		Name:	Kevin Tang
		Title:	Manager

/s/ Kevin Tang
	Name:	Kevin Tang

Page 9 of 9 pages